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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-50526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deerfield Partners, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Main Street, Suite 120
(No. and Street)

Sherborn (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Frieling (508) 677-0081
(Area Code — Telephone No.)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Saslow Lufkin & Buggy, LLP
(Name — // individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2005
WASH, D.C. 202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Affirmation

I, John B Frieling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Deerfield Partners, LLC for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Feb 26, 2005
Date

John B. Frieling
Managing Director

Notary Public

ANDY H. BROWN
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Jan. 21, 2011

Deerfield Partners, LLC
(SEC File No. 8-50526)

This report contains: (check all applicable boxes)

[x]	(a)	Facing page.
[x]	(b)	Statements of Financial Condition.
[x]	(c)	Statements of Operations.
[x]	(d)	Statements of Cash Flows.
[x]	(e)	Statements of Changes in Member's Equity.
[ ]	(f)	Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
[x]	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business and Note 4 - Net Capital).
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report (not applicable).
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
[x]	(o)	Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

Deerfield Partners, LLC
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Years Ended December 31, 2004 and 2003

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Member of
Deerfield Partners, LLC:

We have audited the accompanying statements of financial condition of Deerfield Partners, LLC (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deerfield Partners, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

February 16, 2005

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Deerfield Partners, LLC
Statements of Financial Condition
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 8,323	$ 6,853
Due from related parties	498	498
Total assets	$ 8,821	$ 7,351
Liabilities and Member's Equity		
Accounts payable	$ 1,600	$ -
Member's equity	7,221	7,351
Total liabilities and member's equity	$ 8,821	$ 7,351

The accompanying notes are an integral part of these financial statements.

Deerfield Partners, LLC
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Investment banking fees	$ 11,896	$ 399,721
General and administrative expenses:		
Bad debt expense	-	550,192
Management fees	-	282,635
Floor brokerage, exchange and clearance fees	-	75,000
Accounting	11,959	25,117
Miscellaneous expense	9,683	21,307
Total general and administrative expenses	21,642	954,251
Loss from operations	(9,746)	(554,530)
Other income (expense):		
Realized loss on investments	-	(1,840,965)
Gain on disposition of investments	-	54,807
Income on investment in Deerfield Capital, L.P.	-	1,072
Interest income	16	44
Total other income (expense)	16	(1,785,042)
Loss before state income taxes	(9,730)	(2,339,572)
Provision for state income taxes	-	(500)
Net loss	$ (9,730)	$ (2,340,072)

The accompanying notes are an integral part of these financial statements.

Deerfield Partners, LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2004 and 2003

	2004	2003
Beginning balance	$ 7,351	$ 2,395,919
Net loss	(9,730)	(2,340,072)
Contributions from partners	9,600	550,192
Distributions to partners	-	(598,688)
Ending balance	$ 7,221	$ 7,351

The accompanying notes are an integral part of these financial statements.

Deerfield Partners, LLC
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

		2004		2003
Cash flows from operating activities:				
Net loss	$	**(9,730)**	$	(2,340,072)
Adjustments to reconcile net loss to net cash used in operating activites:				
Bad debt expense		-		550,192
Realized loss on investments		-		1,840,965
Gain on disposition of investments		-		(54,807)
Other losses on disposition		-		359
Changes in assets and liabilities:				
Loan receivable		-		(550,192)
Due from related parties		-		(498)
Accounts payable		**1,600**		-
Net cash used in operating activities		**(8,130)**		(554,053)
Cash flows from financing activities:				
Contributions from partners		**9,600**		550,192
Net cash provided by financing activities		**9,600**		550,192
Net increase (decrease) in cash and cash equivalents		**1,470**		(3,861)
Cash and cash equivalents, beginning of year		**6,853**		10,714
Cash and cash equivalents, end of year	**$**	**8,323**	$	6,853
Supplemental cash flow disclosure:				
Cash paid for income taxes	$	-	$	500

The accompanying notes are an integral part of these financial statements.

Note 1 - General

Organization - Deerfield Partners, LLC (the Company) was formed during July 1997 as a limited liability company under the laws of the Commonwealth of Massachusetts. As such, the owner (the member) is not liable for the debts of the Company.

Nature of Operations - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of individual and institutional investors.

The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in investment banking activities and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

The Company is subject to federal and state security laws, as well as the NASD.

Note 2 - Summary of Significant Accounting Policies

Investment Banking Revenues - Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The member's respective equitable shares in the net income of the Company are reportable on their individual tax returns. Accordingly, the financial statements reflect no provision or liability for federal income taxes. However, in 2003 a provision was reflected for the Massachusetts minimum tax, which the Company was subject to as a multi-member LLC. In 2004, the Company is a single member LLC, for which there is no Massachusetts minimum tax. Accordingly, no tax provision is reflected in 2004.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Cash and Cash Equivalents - The Company classifies all securities with original maturity dates of three months or less as cash equivalents.

Note 3 - Trading Activities

The Company's trading activities include providing securities brokerage and investment advisory services to both affiliated company and third-party clients. The Company takes selective proprietary positions based on expectations of future market movements and conditions.

The Company is exposed to market risk on the various investments it holds. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company also purchases, sells and underwrites securities that are not readily marketable. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in and underwriting securities that are readily marketable. At December 31, 2004 and 2003, the Company did not have any exposure to credit risk associated with non-marketable securities. The Company holds no investments at December 31, 2004 and 2003.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 5 - Concentration

For the year ended December 31, 2004, 100% of total revenues was received from one customer. For the year ended December 31, 2003, 42% and 19%, respectively, of total revenues were received from two separate customers.

Note 6 - Related Party Transactions

The Company pays management fees to Deerfield Management, Inc., a related party through common ownership. Management fee expense for the year ended December 31, 2003, was $282,635. Due to the fact that there was no management fee income received during 2004, no such expense was paid during the year ended December 31, 2004. The Company did, however, begin reimbursing Deerfield Management, Inc. for certain expenses shared by the Company and Deerfield Management, Inc. Expenses reimbursed to Deerfield Management, Inc. for the year ended December 31, 2004, were $3,150.

The Company was a general partner in Deerfield Capital, L.P. (Capital), of which the managing member of the Company is a limited partner. The Company provides management services to Capital. The Company recognized income on its investment in Capital of $1,072 in 2003. Capital was dissolved during 2003 and has no value at December 31, 2003.

Certain expenses in the amount of $498 were paid by the Company for the outgoing partners of the Company. At December 31, 2004 and 2003, the amounts are due to the Company and have been reflected as due from related parties.

Note 7 - Transfer and Redemption of Member's Equity

On June 30, 2003, the Company entered into a transaction to redeem all of its partners interests with the exception of the current remaining sole partner. In exchange for their interest as partners in the Company, the Company distributed investments valued at $598,688 held by the Company at June 30, 2003. Upon execution of the transaction, these partners relinquished their partnership interest in the Company.

Note 8 - Non-Cash Activity

During the year ended December 31, 2003, the Company made non-cash distributions of investments valued at $598,688 to redeem certain partners, see Note 7. Accordingly, this non-cash activity was not reflected on the statement of cash flows.

Deerfield Partners, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15-c3-1 of the Securities and Exchange Commission

	2004	2003
Net Capital:		
Members' equity	$ 7,221	$ 7,351
Less: Due from related parties	498	-
Total net capital	6,723	7,351
Less net capital requirement [greater of $0 (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 1,723	$ 2,351
Aggregate Indebtedness:		
Total liabilities	$ 1,600	$ -
Aggregate indebtedness	$ 1,600	$ -
Ratio: Aggregate indebtedness to net capital	.24 to 1	0 to 1

Note: There is no material difference between net capital and aggregate indebtedness as reported above and that was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2004 and 2003.

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Member of
Deerfield Partners, LLC:

In planning and performing our audit of the financial statements of Deerfield Partners, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

February 16, 2005